UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

First Midwest Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

320867 10 4
(CUSIP Number)
Geraldine C. Cowlin
c/o Law Offices of William J. Cowlin
41 North Virginia Street
Crystal Lake, Illinois 60014
(815) 459-4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Geraldine C. Cowlin

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS
PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER
1,306,942

8 SHARED VOTING POWER
-0-

9 SOLE DISPOSITIVE POWER
1,306,942

10 SHARED DISPOSITIVE POWER
-0-


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,306,942

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[ ]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2 %

14 TYPE OF REPORTING PERSON
IN

This Amendment No. 1 (the "Amendment") relates to the statement on
Schedule 13D, dated October 9, 1997, as amended and restated hereby (the "Statement") of Geraldine C. Cowlin relating to the common stock, par value $.01 per share of First Midwest Bancorp, Inc.

Item 1.     Security and Issuer

This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of First Midwest Bancorp, Inc. ("First Midwest"), a Delaware corporation, which has its principal executive offices at 300 Park Boulevard, Suite 405, Itasca,
Illinois 60143-0459.

Item 2.     Identity and Background

This Statement is being filed by Geraldine C. Cowlin. Ms. Cowlin is referred to herein as the "Reporting Person." Ms. Cowlin is a homemaker. The business address of the Reporting Person is c/o Law Offices of William J. Cowlin , 41 North Virginia Street, Crystal Lake, Illinois 60014. Ms. Cowlin is a citizen of the United States of America.

During the past five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

The Reporting Person acquired her shares of Common Stock in exchange for 106,344 shares of common stock, no par value, of SparBank, Incorporated, a Delaware corporation ("SparBank"). On October 1, 1997, SparBank was merged with and into FMB Acquisition Corporation, a wholly-owned subsidiary of First Midwest ("FMB"), pursuant to an Agreement and Plan of Merger, dated June 18, 1997, among SparBank, First Midwest and FMB (the "Merger Agreement"). Pursuant to the Merger Agreement, each of the outstanding shares of SparBank common stock was exchanged for 21.7234 shares of Common Stock.

Item 4.     Purpose of Transaction

The Reporting Person acquired her shares of common stock of Common Stock for investment purposes. Pursuant to the Merger Agreement, First Midwest appointed William J. Cowlin, the spouse of the Reporting Person, to serve as a director of First Midwest, effective October 1, 1997, for a term of three years. Under the terms of the Merger Agreement, First Midwest also agreed to nominate William J. Cowlin (or such other person as Geraldine C. Cowlin may designate) to serve as a director of First Midwest for a second three-year term following the expiration of his first term as a director.

The Reporting Person has no current plans to acquire any additional shares of Common Stock.

Item 5.     Interests in Securities of Issuer

The Reporting Person beneficially owns directly 1,306,942 shares of Common Stock. The Reporting Person disclaims beneficial ownership of the 908,689 shares of Common Stock owned by William J. Cowlin, the Reporting Person's spouse. The 1,306,942 shares of Common Stock beneficially owned by the Reporting Person represent approximately 3.2% of the outstanding Common Stock as of January 26, 2001, based on 40,919,871 shares of Common Stock outstanding as of November 13, 2000, as reported by First Midwest.

As of the date hereof, the Reporting Person does not currently beneficially own more than 5% of the outstanding Common Stock. The Reporting Person has effected the following transactions in Common Stock during the past 60 days:


          Amount Sold or
Date      Transferred         Price/Share    Type of Transaction

12/11/00  9,000               $25.50         Open Market Sale
12/12/00  8,000               $25.50         Open Market Sale
12/18/00  33,000              $25.50         Open Market Sale


Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer

The Reporting Person is a party to an Investment Agreement, dated June 18, 1997, between First Midwest and all of the former stockholders of SparBank pursuant to which First Midwest has agreed, among other things, to file a resale registration statement covering the offer and sale by such stockholders of up to 800,000 shares of First Midwest Common Stock issued in the Merger. The Reporting Person is also a party to a Registration Rights Agreement, dated June 18, 1997, between First Midwest and all of the former stockholders of SparBank pursuant to which First Midwest has granted the Reporting Person certain demand registration rights with respect to her shares of First Midwest Common Stock, exercisable during the three-year period beginning on October 1, 1998 and ending on October 1, 2001. The Reporting Person also joined in the Merger Agreement for certain limited purposes relating to the Merger.

Item 7.     Materials to be filed as Exhibits

The Reporting Person hereby incorporates by reference the Agreement and Plan of Merger, dated as of June 18, 1997, among SparBank, First Midwest and FMB, and joined in by Geraldine C. Cowlin and William J. Cowlin for certain limited purposes specified therein, filed as Exhibit 2 to First Midwest's Current Report on Form 8-K, dated June 18, 1997, which includes provisions governing the arrangements described under Item 4.



Signature

After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2001

/s/ Geraldine C. Cowlin
Geraldine C. Cowlin




EXHIBIT INDEX

Exhibit No.
Exhibit 1

Description
Agreement and Plan of Merger, dated as of June 18, 1997, among SparBank, Incorporated, First Midwest Bancorp, Inc., and FMB Acquisition Corporation (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K, dated June 18, 1997, filed by First Midwest Bancorp, Inc., Commission File No. 0-10967).